          As filed with the Securities and Exchange Commission on April 15, 1996
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                              ---------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                         TOUCHSTONE SOFTWARE CORPORATION
             (Exact name of registrant as specified in its charter)

            CALIFORNIA                                95-3778226
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                           2124 MAIN STREET, 2ND FLOOR
                       HUNTINGTON BEACH, CALIFORNIA 92648
                (Address of Principal Executive Office)(Zip Code)

                             1995 STOCK OPTION PLAN
                        1994 EMPLOYEE STOCK PURCHASE PLAN
                             1991 STOCK OPTION PLANS
                            (Full title of the plans)

                                 RONALD R. MAAS
                           2124 MAIN STREET, 2ND FLOOR
                       HUNTINGTON BEACH, CALIFORNIA 92648
                     (Name and address of agent for service)

                                 (714) 969-7746
          (Telephone number, including area code, of agent for service)

                              ---------------------

                         CALCULATION OF REGISTRATION FEE

===============================================================================================
                                          Proposed           Proposed
Title of                   Amount         maximum            maximum                Amount of
securities to              to be          offering price     aggregate             registration
be registered              registered     per share (1)      offering price (1)        fee
- -----------------------------------------------------------------------------------------------
Common Stock,              700,301        $5.38              $3,767,619.38          $1,299.16
$.001 par value

===============================================================================================

(1) Pursuant to Rule 457(a), estimated solely for the purpose of calculating the registration fee.

================================================================================

                                     PART I

                           INFORMATION REQUIRED IN THE
                            SECTION 10(a) PROSPECTUS

          The documents containing the information specified in Part I (plan information and registrant information) will be sent or given to participants as specified by Rule 428(b)(1). Such documents need not be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this form, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933.

                                     PART II

                          INFORMATION REQUIRED IN THE
                             REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

     The following documents previously filed by TouchStone Software Corporation (the "Company") with the Commission are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; and

     2. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into the prospectus and to be a part hereof from the date of filing of such documents.


ITEM 4.   DESCRIPTION OF SECURITIES

     Not applicable.


ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

     Not applicable.


ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that the Company may indemnify its officers and directors, employees and other agents in certain circumstances. As described more fully in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, the Company and Larry W. Dingus, C. Shannon Jenkins, Ronald R. Maas, Kenneth C. Welch III, Donald C. Watters, and Sigmund Fidyke III have been named as defendants in two purported class and derivative actions alleging violations of federal securities laws and various state statutes sounding in fraud. In accordance with the Company's Bylaws and California law, the Company has agreed to advance all expenses incurred in defending such actions upon receipt from each of the individual defendants of a written undertaking to repay the expenses advanced by the Company for their respective accounts if it is determined ultimately that any of these is not entitled to be indemnified by the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

     All of the 70,333 previously issued shares of Common Stock covered hereby were issued and sold prior to the effective date of this Registration Statement pursuant to one or more of the Company's employee stock ownership plans, without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions therefrom provided by Sections 3(a)(11) and 4(2) of the Securities Act, and Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.


ITEM 8.   EXHIBITS.

      5.1 Opinion of Phillips & Haddan
     10.1 TouchStone Software Corporation 1995 Stock Option Plan
     10.2 TouchStone Software Corporation 1994 Employee Stock Purchase Plan*
     10.3 TouchStone Software Corporation 1991 Stock Option Plans*
     23.1 Consent of Deloitte & Touche L.L.P.
     24.2 Consent of Phillips & Haddan (included in Exhibit 5.1).
_________________________

* Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as filed with the Securities and Exchange Commission and incorporated herein by reference.


ITEM 9.   UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against pubic policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.




     THIS REGISTRATION STATEMENT ON FORM S-8 ALSO INCLUDES AN ADDITIONAL PROSPECTUS PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF FORM S-3 WHICH IS FILED HEREWITH FOLLOWING THE SIGNATURE PAGE HEREOF PURSUANT TO GENERAL INSTRUCTION C TO FORM S-8.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington Beach, State of California, on April 15, 1996.


                                       TOUCHSTONE SOFTWARE CORPORATION


                                By:    /s/ Ronald R. Maas
                                      -----------------------------------------
                                       Ronald R. Maas, Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated


Signatures                         Title                          Date
- ----------                         -----                          ----

  /s/ Larry W. Dingus              Chairman of the Board         April 15, 1996
- ----------------------------
  Larry W. Dingus


  /s/ C. Shannon Jenkins           Chief Executive Officer       April 15, 1996
- ----------------------------       and Director
  C. Shannon Jenkins


  /s/Larry Jordan                  President and Chief           April 15, 1996
- ----------------------------       Operating Officer
  Larry Jordan


  /s/Ronald R. Maas                Executive Vice President     April 15, 1996
- ---------------------------        and Director
  Ronald R. Maas                   (principal financial and
                                   accounting officer)

- ---------------------------        Director                     April   , 1996
  Kenneth C. Welch III


- ---------------------------        Director                     April   , 1996
  Richard W. Brail

PROSPECTUS
                                  70,333 SHARES

                         TOUCHSTONE SOFTWARE CORPORATION

                                  COMMON STOCK
                                ________________

     This Prospectus relates to an aggregate of 70,333 shares of the Common Stock, $.001 par value (the "Common Stock"), of TouchStone Software Corporation, a California corporation (the "Company"), all of which were issued and sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), prior to the effective date of this Registration Statement pursuant to one or more of the Company's employee stock ownership plans.

     All of the shares covered by this Prospectus will be offered and sold by the Selling Shareholders identified herein under "Selling Shareholders." The Company will not receive any part of the proceeds from the sale of any of these shares by the Selling Shareholders. See "Use of Proceeds."

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "TSSW." On March 29, 1996, the closing sale price of a share of the Company's Common Stock on The Nasdaq National Market was $5.38. See "Market Information and Related Matters."

     SEE "RISK FACTORS" FOR CERTAIN INFORMATION WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Selling Shareholders have informed the Company that they intend to sell the shares from time to time, for their own respective accounts, in transactions that may take place as ordinary brokerage transactions in the over-the-counter market, in private, individually negotiated transactions, or through sales to one or more dealers who will purchase the shares as principals for subsequent resale, at prevailing market prices or at such prices as may be agreed upon. Although there are no current arrangements therefor, commissions equal to or in excess of normal brokerage commissions may be paid by the Selling Shareholders to brokerage firms in connection with such sales. See "Plan of Distribution." Each Selling Shareholder will bear all expenses with respect to the offering of shares by such Selling Shareholder, except that the Company will pay the costs associated with registering the shares under the Act and preparing this Prospectus.

     Certain of the Selling Shareholders may be deemed "affiliates" of the Company as defined under the Securities Act, and therefore such Selling Shareholders, and any intermediaries through whom their shares are sold, may be deemed "underwriters" within the meaning of the Securities Act, of the shares to be sold by them in connection with this offering. Consequently, any profits realized or commissions received by any of them may be deemed underwriting compensation. See "Plan of Distribution."

              The date of this Prospectus is April 15, 1996.

                               AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at its Regional Offices located at Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604 and Room 1400, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549, at the Commission's prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-8 (together with any amendments thereto, the "Registration Statement") under the Act, with respect to the shares of the Common Stock to be sold pursuant to this Prospectus. This Prospectus, which has been prepared in accordance with
Part I of Form S-3 and filed as a part of the Registration Statement pursuant to General Instruction C to Form S-8, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Such additional information may be obtained at the principal offices of the Commission in Washington, D.C.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; and

     2. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into the prospectus and to be a part hereof from the date of filing of such documents.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated herein by reference. Requests should be addressed to: Corporate Secretary, TouchStone Software Corporation, 2124 Main Street, 2nd Floor, Huntington Beach, California 92648; telephone: (714) 969-7746.

                                   THE COMPANY

     TouchStone Software Corporation (the "Company") is a leading developer and publisher of utility software used to set up, maintain, and manage personal computers. The Company's CHECKIT family of products, including WINCHECKIT and CHECKIT DIAGNOSTIC KIT, identifies and assist in the resolution of system conflicts, facilitates the installation of upgrades and accessories, and substantially reduces the time and costs typically associated with diagnosing personal computer problems. The Company's WINCHECKIT product for Windows-based personal computers was listed as the top selling utility software product on Ingram Micro, Inc.'s ("Ingram Micro") May, June and July 1995 Retail Products Best Seller Lists, and the Company's SETUP ADVISOR product was listed as the next best selling utility software product on the July 1995 list.
WINCHECKIT was also awarded a WINDOWS MAGAZINE 1995 WIN Award and a Top 100 ranking in the June 1995 issue of HOME PC MAGAZINE. In October 1995, the Company released WINCHECKIT 4.0, TouchStone's latest version of its award-winning Windows problem solver. WINCHECKIT 4.0 provides a suite of diagnostic tools, normally found in separate programs, that have been designed to work in both Windows 95 and Windows 3.1 environments.

     In November 1995, TouchStone released PC-CILLIN 95. Designed for use with Windows 95 and Internet, PC-CILLIN 95 provides complete protection from new virus sources and increasingly sophisticated types of viruses. It automatically adjusts protection levels based on the level of the threat, provides one-button virus pattern updates, and intelligently scans for viruses when needed. In addition, a powerful Clean Wizard automatically removes viruses step-by-step, without harming system files. In July 1995 the Company released WIN'95 ADVISOR, a utility software product that permits users to analyze their personal computer's compatibility with Microsoft Corporation's ("Microsoft's") operating system, Windows 95, which was released by Microsoft on August 24, 1995. WIN'95 ADVISOR was awarded a Windows Magazine 1995 WIN 100 Award. The Company's FASTMOVE! product, introduced in March 1995, enables users of multiple personal computers to transfer and synchronize data files between personal computers, while simultaneously scanning for viruses.

     The Company markets its products domestically primarily through software distributors, including Ingram Micro, Merisel Americas, Inc. ("Merisel") and Tech Data Corporation ("Tech Data"), for resale through the retail channel. The Company's primary sales and marketing efforts in 1995 were directed at increasing demand for products at the retail sales level and increasing the number of mall stores, club stores, and warehouse stores that carry the Company's products. Such efforts have included using outside representatives to present the Company's products to retail store employees, and using point-of-sale and other in-store displays in such retail stores as CompUSA, Sam's Club, Micro Center, Egghead Software, Computer City, Fry's Electronics, Office Depot, Best Buy and PriceCostco. The Company estimates that in the number of retail stores which carry the Company's products increased from approximately 1,700 in 1993 to approximately 7,100 in 1995.

     Organized in 1982, the Company is a California corporation whose principal executive offices are located at 2124 Main Street, Huntington Beach, California 92648, and its telephone number is (714) 969-7746.

                                  RISK FACTORS

     The shares of Common Stock offered hereby involve a substantial degree of risk and only persons who are financially able to sustain the loss of their total investment should consider purchasing such shares. Prospective purchasers should carefully review this Prospectus and each of the documents incorporated herein by reference, and consider the following risk factors prior to purchasing the shares of Common Stock offered hereby.


PRODUCT CONCENTRATION AND LIFE CYCLES; TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT.

     During 1995, approximately 51% of the Company's operating revenues were attributable to sales of WINCHECKIT which is designed for users of Microsoft's Windows operating system. The Company anticipates that new versions of WINCHECKIT, PC-CILLIN 95, and the recently introduced
CHECKIT DIAGNOSTIC KIT products will account for a substantial portion of the Company's revenues during the current year. A decline in the demand for these products, whether as a result of competition or other factors, could have a material adverse effect on the Company's results of operations and financial condition. In addition, the markets for the Company's products are characterized by rapidly changing technology, short product life cycles, extensive competition, eroding profit margins, frequent new product introductions, and evolving industry standards. To meet these challenges, the Company invests significant time and resources developing new products and researching and testing their market acceptance. The length of time required to develop the Company's products typically ranges from six to 18 months. In the past, the Company has experienced delays in the introduction of new products. The Company depends on the successful development of new products, including adaptions to new platforms, to replace revenues from products introduced in prior years which have begun to decline. The Company also depends on upgrades of existing products to lengthen the life cycle of, and increase the revenue attributable to, such products. If the Company does not accurately anticipate and successfully adapt its products to emerging personal computer platforms, environments and technologies, or new products are not introduced when planned or do not achieve anticipated revenues, the Company's operating results could be materially adversely affected. There can be no assurance that the Company will be able to introduce new products on schedule or that such new products will achieve market acceptance.


DEPENDENCE ON MICROSOFT

     The Company's success is highly dependent on the continued widespread use of Microsoft's Windows operating system for personal computers. Although the Windows operating system is currently used by many personal computer users, other companies, including International Business Machines Corporation, have developed or are developing other operating systems which compete and will compete with Microsoft's Windows. In the event that any of these alternative operating systems become widely accepted in the personal computer marketplace, demand for the Company's Windows-based products could adversely be affected, thereby affecting the Company's operating results. On August 24, 1995, Microsoft introduced a new operating system, Windows 95. In anticipation of this introduction, the Company released WIN'95 ADVISOR, a new addition to its CHECKIT product line, designed to assist personal computer users in determining whether their personal computers are compatible with Windows 95. A lack of market acceptance to date of Windows 95 for personal computer upgrades has limited sales of WIN'95 ADVISOR, leading to price reductions and returns of unsold copies, which had an adverse effect on the Company's operating results for the year ended December 31, 1995.

     In addition, the Company's strategy of developing products based on the Windows, Windows 95, and Windows NT operating systems, and releasing these products immediately prior to or at the time of Microsoft's release of new and upgraded Windows, Windows 95, and Windows NT products, is substantially dependent on its ability to gain pre-release access to, and to develop expertise in, current and future versions of Windows, Windows 95, and Windows NT. There can be no assurance as to the ability of the Company to provide products compatible with future Windows or Windows 95 releases on a timely basis without the cooperation of Microsoft.


VARIABILITY OF OPERATING RESULTS; SEASONALITY

     The Company's quarterly operating results may fluctuate significantly due to a variety of factors, including changes in the Company's product and customer mix, the number and timing of new product introductions by the Company or its competitors, pricing pressures, general economic conditions, and other factors. Products are generally shipped as orders are received and, accordingly, the Company has historically operated with relatively little backlog. As a result, quarterly revenue will depend on the volume and timing of orders received during a particular quarter, both of which are difficult to forecast. In addition, the Company will continue to incur product development, marketing, and promotional expenses based upon management's expectations as to future sales. Since many of these expenses are committed in advance, the Company generally is unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. If operating revenues do not meet the Company's expectations in any given quarter, operating results may be adversely affected. There can be no assurance that the Company will be profitable in any particular quarter.

     In addition, the software industry has seasonal elements. In recent years the software industry has experienced decreased demand for software products in the second and third quarters. These seasonal elements, together with the other factors which impact quarterly results, can cause revenues and net income to vary. The Company's business may be affected by these seasonal elements in the future.

DEPENDENCE ON DISTRIBUTION CHANNELS

     The Company markets its products domestically through software distributors for resale to the retail sales channel. In 1994, one major customer, Ingram Micro Inc., accounted for approximately 59% of product sales. In 1995, Ingram Micro and Tech Data accounted for approximately 58% and 17% of product sales, respectively. The loss of, or reduction in orders from either of these distributors, but from Ingram particularly, could have a material adverse effect on the Company's revenues and profitability. The Company depends upon the continued viability and financial stability of these resellers and, indirectly, on the personal computer industry. The Company's reseller customers generally offer products of several different companies, including products which compete with those of the Company. Accordingly, there is a risk that these resellers may give higher priority to products of other suppliers and reduce their efforts to sell the Company's products. In addition, any special distribution arrangements and product pricing arrangements that the Company may implement in one or more distribution channels for strategic purposes could adversely affect gross profit margins for its products.

     The distribution channels through which consumer software products are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and retailers and the emergence of new retailers such as general mass merchandisers. In addition, there are an increasing number of companies competing for access to these channels. Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition for high quality and adequate levels of shelf space and promotional support from the retailers. To the extent that the number of software products available in the marketplace increases, this competition for shelf space may also increase. Since utility software typically constitutes a relatively small percentage of a retailer's sales volume, there can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with high quality and adequate levels of shelf space and promotional support.

COMPETITION

     The utility software industry is intensely competitive. Consumer demand for particular software products may be adversely affected by the increasing number of competitive products. The Company is aware of other companies which have developed or are in the process of developing products which may compete in whole or in part with the Company's products, including Microsoft, Symantec, DiagSoft, Inc., CyberMedia, Quarterdeck, and others. In addition, there exist a number of large, well-capitalized software development firms that could, should they choose to do so, provide utility software in direct competition with the Company, as well as a number of large companies which may be in the process of developing products which compete, in whole or in part, with the Company's products. Each of these firms and certain of the Company's existing competitors have substantially greater financial, technical and marketing resources than the Company. Moreover, there are no proprietary barriers to entry that could keep competitors from developing and selling competing products in the Company's markets. There is no assurance that the Company will be able to successfully compete with such concerns. Increased competition may result in loss of shelf space and reduction in consumer demand, or sell-through of the Company's products, any of which could have a material adverse effect on the Company's operating results.

     In addition, the Company may face increasing pricing pressures from current and future competitors and, accordingly, there can be no assurance that competitive pressures will not require the Company to reduce its prices. In particular, over time, the average selling prices for the Company's products may decline as the market for these products would negatively affect gross margins and would require the Company to increase unit sales in order to maintain historic levels of sales. In addition, to the extent that Microsoft or other companies incorporate applications comparable, or perceived as comparable, to those offered by the Company into Windows 95, Windows NT, or other products (or separately offer such products), sales of the Company's products could be materially adversely affected, and there can be no assurance that any such action by Microsoft or others would not render the Company's Windows 95 or Windows NT-based products noncompetitive or obsolete. There can be no assurance that such competitors will not develop products that are superior to the Company's products or that achieve greater market acceptance.


RISK OF PRODUCT RETURNS

     Sales are recorded at the time products are shipped. However, the Company's operations are subject to substantial risk of product returns from distributors and retailers, either through the exercise by the Company's customers of contractual return rights or as a result of the Company's policy of assisting customers in balancing and updating inventories. Although the Company attempts to monitor and manage the volume of its sales to its customers, large shipments in anticipation of demand which is subsequently unrealized can lead to overstocking by the distributors and substantial product returns. Furthermore, the risk of product returns may increase if the demand for the Company's products declines. Although the Company maintains allowances for projected returns, based upon historical experience, there can be no assurance that actual levels of returns will not significantly exceed amounts anticipated by the Company.

     Prior to the third quarter of 1995, the Company based reserves on historical experience, and returns were within the estimated reserve range. In the third and fourth quarters of 1995, due to unanticipated slow sell-through of WIN'95 ADVISOR, the Company granted price protections and recorded additional reserves based on revised estimates of retail sell-through of that product. Certain of the Company's products are known or become anticipated. The Company accrues for such rebates when such price declines are known or become anticipated. The Company's results of operations for the year ended December 31, 1995 were adversely affected by actual and anticipated product returns of unsold reseller inventories of WIN'95 ADVISOR, which was released in July 1995, and WINCHECKIT 2.0, which required the booking of additional reserves for price protection rebates, and product returns, of approximately $1.1 million and $2 million in the third and fourth
                                       6
quarters of 1995, respectively. The sell-through rate of WIN'95 ADVISOR at the retail level dropped substantially in the fourth quarter of 1995, in spite of price reductions implemented in October and November 1995.

     Management believes that market acceptance of Windows 95 for upgrades has not materialized to the extent expected by most industry analysts, which negatively affected sales of WIN'95 ADVISOR at the extent expected by most industry analysts, which negatively affected sales of WIN'95 ADVISOR at the retail level. Additionally, management believes that confusion in the marketplace by personal computer users as to whether or not to upgrade their operating system to Windows 95 also led to a reduction in sales of WINCHECKIT 2.0 at the retail level. This confusion plus increased competition in the utility software market-place has also led to lower sales than expected for the first part of 1996. These factors, combined with legal expense incurred with respect to the lawsuits described below under "Litigation" are expected to adversely affect profitability in the first quarter of 1996.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws, employee confidentiality and nondisclosure agreements and third-party nondisclosure agreements, and other methods of protection common in the industry. Despite these precautions, it may be possible for an unauthorized third party to copy or reverse-engineer certain portions of the Company's products or to obtain and use information that the Company regards as proprietary.

     Under existing law, software products have been difficult to patent, and copyright laws offer limited protection. The Company has filed and received federal trademark registrations for the Company's stylized logo and "CHECKIT", "FASTMOVE!", "WINCHECKIT", "ROADTECH", "SETUP
ADVISOR" AND WIN'95 ADVISOR". Although the Company may file copyright applications with respect to programs developed for the Company's software products, there can be no assurance that any such copyrights will provide meaningful protection to the Company or that the Company will be able to afford the expense of any litigation which might be necessary to enforce its rights. However, the Company believes that trademark and copyright protection are less significant to the Company's success than factors such as knowledge, ability, and experience of the Company's personnel, research and development, brand name recognition, and product loyalty. The Company licenses its products primarily under "shrink wrap" license agreements that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

MANAGEMENT OF GROWTH; UNCERTAINTY OF FUTURE ACQUISITIONS

     The Company's business has grown rapidly during the past two years and such growth has placed and, if sustained, will continue to place significant demands on the Company's management and resources. It is likely that the Company will be required to hire and train additional technical, marketing and administrative personnel, implement additional operating and financial controls, install additional reporting and management information systems for order processing, system monitoring, customer service and financial reporting, and otherwise improve coordination between design, development, duplication and packaging, marketing, sales and finance functions. The Company's future operating results will depend on management's ability to manage future growth, and there can be no assurance that efforts to manage future growth will be successful.

     The success of the Company in accelerating its growth through strategic acquisitions will depend upon the Company's ability to identify and acquire complementary businesses, products or technologies. There can be no assurance that the Company will be able to locate appropriate candidates that can be acquired, outright or pursuant to product or technology licenses or other arrangements, on favorable terms, if at all, or that acquired operations or products will be integrated efficiently or prove profitable. The completion of acquisitions may require sizable amounts of capital and is likely to involve the diversion of management's attention from other business concerns. Moreover, unexpected problems encountered in connection with any such acquisition could have a material adverse effect on the Company. The Company could be forced to alter its strategy in the future if appropriate candidates prove unavailable or too costly.

LITIGATION

     On January 26, 1996, a purported class and derivative action entitled DARRIN J. CARAMONTA V. LARRY W. DINGUS, ET AL. AND TOUCHSTONE SOFTWARE CORPORATION, was filed in the United States District Court for the Central District of California, in which Mr. Caramonta, on behalf of himself and all others who purchased the Company's Common Stock between May 2, 1995 and December 21, 1995, alleges that the Company, and Larry W. Dingus, C. Shannon Jenkins, Ronald Maas, Kenneth Welch III, Donald C. Watters, and Sigmund Fidyke III, violated Section 10(b) and Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended, and various state statutes sounding in fraud, by reporting earnings for the first three quarters of 1995 that allegedly were knowingly inflated due to inadequate reserves for product returns, in part, in order to assist the Company and the individual defendants in selling Common Stock at an inflated price in the Company's August 25, 1995 public offering.
The derivative claims essentially assert that the allegations sounding in fraud constituted a breach of the individual defendants' fiduciary duties. The Company and each of the individual defendants have denied all allegations made against them in the lawsuit. On March 11, 1996, the Company and the individual defendants filed a motion to dismiss the lawsuit for failure to state a claim.

     On March 13, 1996, a second purported class and derivative action entitled JACK BODNER AND PAUL L. FRABER V. LARRY W. DINGUS, ET AL. AND TOUCHSTONE SOFTWARE CORPORATION, was filed in the same court. This complaint essentially repeats the allegations in the CARAMONTA lawsuit but also adds claims for an alleged violation of Section 11 of the Securities Act of 1933, as amended, against the Company and certain of the individual defendants, and against the two managing underwriters of the Company's August 25, 1995 public offering, Cruttenden Roth, Inc. and Punk, Ziegel & Knoell. The Company and the individual defendants deny the allegations, and intend to move to dismiss this lawsuit as well.

     On February 28, 1996, a Complaint for Breach of Contract and Breach of the Implied Covenant of Good Faith and Fair Dealing was filed by Personal Training Systems in the Superior Court of California, County of San Mateo, in which the plaintiff alleges that the Company broke a contract to purchase from plaintiff specified quantities of a product produced and marketed by plaintiff, asserting a claim for damages of not less than $185,000. The Company denies liability and intends to defend the lawsuit vigorously.

                             THE SELLING SHAREHOLDERS

          An aggregate of 70,333 shares of the Company's Common Stock are being offered pursuant to this Prospectus by the persons whose names appear below (the "Selling Shareholders"). The following table sets forth the name and address of each Selling Shareholder, the number of shares of Common Stock beneficially owned by each Selling Shareholder prior to the offering to be made by this Prospectus (all of which were issued without registration under the Securities Act prior to the filing of the Registration Statement), the maximum number of shares to be offered hereby for the account of each Selling Shareholder, and the number and percentage of the outstanding shares of Common Stock to be beneficially owned by each Selling Shareholder after completion of this offering, assuming all shares offered hereby are in fact sold. Except as indicated in a footnote to the table, none of the Selling Shareholders (nor any of its directors, officers, partners or affiliates) holds any position or relationship with the Company.

                                    SHARES OWNED
                                  BEFORE OFFERING*      SHARES      SHARES OWNED
                                --------------------  OFFERED BY       AFTER
NAME & ADDRESS                     NO.         %      PROSPECTUS     OFFERING*
- ---------------                 ---------  ---------  -----------  --------------
Michael Miller                   24,933      0.34%       2,500         22,433
9682 Bickley Drive
Huntington Beach, CA 92646

Raymond Norberte                 46,000      0.62%      11,000         35,000
26445 Sicilia
Laguna Hills, CA 92653

E. W. Baumgardner               188,501      2.56%      36,833        151,668
587 Fern Canyon Drive
Palm Springs, CA 92264

William Coffin                   78,666      1.07%      20,000         58,666
Communications Group
15300 Ventura Blvd., Suite 303
Sherman Oaks, CA 91403

______________________________

* In calculating percentage ownership, all shares of Common Stock which a named shareholder has the right to acquire within 60 days of the date hereof are deemed to be outstanding for the purpose of computing the ownership by such shareholder, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other shareholder. On March 1, 1996, an aggregate of 7,356,951 shares of the Company's Common Stock were issued and outstanding.

                              PLAN OF DISTRIBUTION

     All of the shares of Common Stock offered hereby will be sold by the Selling Shareholders identified above, for their own respective accounts, and the Company will not receive any proceeds from the sale of any of such shares. The Selling Shareholders have informed the Company that they intend to sell the 70,333 shares of Common Stock offered hereby from time to time for their own respective accounts, in transactions that may take place as ordinary brokerage transactions in the over-the-counter market, in private, individually negotiated transactions, or through sales to one or more dealers who purchase the shares as principals for subsequent resale, at prevailing market prices or at such prices as may be agreed upon. Although there are no current arrangements therefor, commissions equal to or in excess of normal brokerage commissions may be paid to brokerage firms in connection with such sales. Each Selling Stockholder will bear all expenses with respect to the offering of shares by him, except that the Company will pay the costs associated with registering the shares under the Act and preparing this Prospectus. Certain of the Selling Shareholders may be deemed "affiliates" of the Company as defined under the Securities Act, and therefore such Selling Shareholders, and any intermediaries through whom their shares are sold, may be deemed "underwriters" within the meaning of the Securities Act of the shares to be sold by them in connection with this offering. Consequently, any profits realized or commissions received by any of them may be deemed underwriting compensation.


                     MARKET INFORMATION AND RELATED MATTERS

     The Company's Common Stock began trading on The Nasdaq National Market on August 25, 1995, under the symbol "TSSW," having previously been traded on The Nasdaq Stock Market since May 19, 1995. The following table sets forth the high and low closing bid prices for a share of Common Stock, as reported by the National Quotation Bureau for periods prior to May 19, 1995, and as reported by Nasdaq for periods since May 19, 1995. Bid quotations represent high and low prices quoted between dealers, do not include commissions, mark-ups or mark-downs, and for these reasons and the limited and sporadic trading volumes which from time to time have been experienced, may not represent actual transactions.


                                              HIGH        LOW
                                              ---------------
   1994
     First Quarter                            .625      .250
     Second Quarter                           .375      .125
     Third Quarter                            .40       .250
     Fourth Quarter                          1.56       .312

   1995
     First Quarter                           1.50       .75
     Second Quarter                          5.88      1.06
     Third Quarter                          16.38      5.00
     Fourth Quarter                         10.00      3.00

   1996
     First Quarter                           6.25      3.00

     On March 29, 1996, the closing sale price for a share of the Common Stock on The Nasdaq National Market was $5.38. As of March 29, 1995, there were approximately 3,334 holders of record of the Company's Common Stock.

     The stock markets have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations, and other factors, may adversely affect the market price of the Company's Common Stock. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period. Additionally, the Company may not learn of such shortfalls until late in the fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's stock. Finally, the Company participates in a highly dynamic industry, which often results in significant volatility of the Company's common stock price.

     The Company has not paid cash dividends on its common stock since its inception. The Company intends to employ all available funds for the development of its business, and, accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Additionally, the Company's line of credit prohibits the payment of dividends without prior approval of the bank.


                                     EXPERTS

     The financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, which are included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, are incorporated herein by reference in reliance upon the report of Deloitte & Touche LLP, independent auditors, which is also incorporated by reference herein, given upon their authority as experts in auditing and accounting.


                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Articles of Incorporation and Bylaws permit the Company to indemnify its officers and directors to the fullest extent permitted by California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the Articles of Incorporation or the indemnification agreements, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
- ------         -----------

 5.1      Opinion of Phillips & Haddan

10.1      TouchStone Software Corporation 1995 Stock Option Plan

10.2      TouchStone Software Corporation 1994 Employee Stock
          Purchase Plan*

10.3      TouchStone Software Corporation 1991 Stock Option Plans*

23.1      Consent of Deloitte & Touche L.L.P.

24.2      Consent of Phillips & Haddan (included in Exhibit 5.1).
__________________________________

* Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as filed with the Securities and Exchange Commission and incorporated herein by reference.